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SECURITIES AND E[illegible]
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-40487

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dahlman Rose & Company, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1301 Avenue of Americas
(No. and Street)

New York	New York	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jerry Mirro (212) 920 - 2990
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP
(Name – *if individual, state last, first, middle name*)

750 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/16

OATH OR AFFIRMATION

I, Jerry Mirro, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dahlman Rose & Company, LLC, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CLAUDIA A. FALZARANO
NOTARY PUBLIC-STATE OF NEW YORK
No. 01FA6134296
Qualified in New York County
My Commission Expires September 26, 2013

Notary Public

Signature

Controller

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EISNERAMPER
ACCOUNTANTS & ADVISORS

DAHLMAN ROSE AND COMPANY, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

Contents

EISNERAMPER
ACCOUNTANTS & ADVISORS

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

INDEPENDENT AUDITORS' REPORT

To the Members of
Dahlman Rose and Company, LLC

We have audited the accompanying statement of financial condition of Dahlman Rose and Company, LLC (the "Company") as of December 31, 2011 that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, and assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Eisner Amper LLP

New York, New York
February 27, 2012

DAHLMAN ROSE AND COMPANY, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

ASSETS

Cash	$ 18,606,777
Restricted cash	2,558,770
Due from clearing brokers	7,643,631
Security deposit with clearing brokers	250,000
Securities owned, at fair value	1,236,804
Underwriting and advisory fees receivable	1,051,418
Commissions receivable	593,597
Furniture, equipment and leasehold improvements (net of accumulated depreciation and amortization of $988,749)	1,255,058
Prepaid expenses	498,335
Due from affiliates	553,436
Deferred tax asset	103,000
Other assets	520,753
TOTAL ASSETS	**$ 34,871,579**

LIABILITIES AND MEMBERS' CAPITAL

LIABILITIES

Accounts payable and accrued expenses	$ 2,044,547
Accrued compensation and bonuses payable	12,696,665
Deferred income	361,449
Income taxes payable	39,217
Deferred rent	4,476,225
TOTAL LIABILITIES	**19,618,103**
COMMITMENTS AND CONTINGENCIES	
MEMBERS' CAPITAL	**15,253,476**
TOTAL LIABILITIES AND MEMBERS' CAPITAL	**$ 34,871,579**

See notes to statement of financial condition

NOTES TO STATEMENT OF FINANCIAL CONDITION

1. ORGANIZATION AND NATURE OF BUSINESS

Dahlman Rose and Company, LLC (the "Company"), a Delaware limited liability company, is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA").

The Company is owned 99% by REDS Management LLC ("REDS") (as "Managing Member") and 1% by DRC Holdings Inc. ("Minority Member").

The Company acts as an introducing broker clearing on a fully-disclosed basis through Pershing LLC and Goldman Sachs Clearing Company, for which it earns commissions and enters into proprietary security transactions for its own account. The Company conducts business in OTC and listed equity securities, debt securities, mutual funds, private placements, and options, acts as a market maker, underwrites listed securities, trades on a proprietary basis, and provides investment banking and corporate finance consulting services. The Company's client base is comprised principally of institutional/professional investors and corporate issuers.

The Company's headquarters are located in New York, with additional branch offices in San Francisco and Boston.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statement and accompanying notes. Actual results could differ materially from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

Securities Transactions

Securities transactions are recorded on a trade-date basis. Securities owned and securities sold short are valued at their quoted market prices.

Rent

Rent payments under noncancellable operating leases are being recognized on the straight-line method over the terms of the respective lease. The office leases are subject to escalation charges based upon increases in real estate taxes and operating costs incurred by landlords.

In lieu of rent security deposits on New York City sub-leases, the Company maintains irrevocable standby letters of credit in favor of its sub-landlord in the amount of $2,558,770 that is collateralized by two certificates of deposit: $689,440 at JP Morgan Chase Bank, N.A. and $1,869,330 at City National Bank. Such amounts are shown as restricted cash in the accompanying statement of financial condition. Under the various lease terms, the letters of credit must be maintained until the expiration of the subleases through May 30, 2016.

Foreign Currency Translations

Securities and cash denominated in foreign currencies are translated into U.S. dollars using the rates of exchange at the date of the statement of financial condition. Purchases and sales of foreign securities and the related income are translated at the rates of exchange prevailing on the date of such transaction.

Profit-Based Compensation

The Company estimates the fair value of profit units of REDS granted to employees of the Company on the date of grant and recognizes an expense ratably over the requisite service periods, relating to those profit units that are expected to vest.

Fair Value of Investments

The Company carries its investments at fair value. Fair value is an estimate of the exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants (i.e., the exit price at the measurement date). Fair value measurements are not adjusted for transaction costs. A fair value hierarchy provides for prioritizing inputs to valuation techniques used to measure fair value into three levels:

Level 1	Unadjusted quoted prices in active markets for identical assets or liabilities.
Level 2	Inputs other than quoted market prices that are observable, either directly or indirectly, and reasonably available. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the Company.
Level 3	Unobservable inputs. Unobservable inputs reflect the assumptions that the Company develops based on available information about what market participants would use in valuing the asset or liability.

An asset's or liability's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Availability of observable inputs can vary and is affected by a variety of factors. Management uses judgment in determining fair value of assets and liabilities and Level 3 assets and liabilities involve greater judgment than Level 1 or Level 2 assets or liabilities.

Common stock is classified within Level 1 of the fair value hierarchy and is valued on the last business day of the year at the last available reported sales price.

Level 2 includes those financial instruments whose valuations are based on quoted prices in markets that are not active for which all significant inputs are observable, either directly or indirectly. Included in this level would be common stock, valued at the last relevant trade price closest to the reporting date, and warrants based on the price of the underlying security using the Black-Scholes option-pricing model.

	Total	Level 1	Level 2
Securities owned:			
Common stock [(1)]	$ 532,826	$ 532,826	
Equity warrants	703,978		$ 703,978
	$ 1,236,804	$ 532,826	$ 703,978

(1) Principally in maritime and freight related industries

ASC 820, "Fair Value Measurements and Disclosures," requires the disclosure of the fair value of financial instruments including assets and liabilities recognized and not recognized in the statement of financial condition. Management estimates that the fair values of financial instruments recognized in the statement of financial condition approximates their carrying value, as such financial instruments are either reported at fair value or are short-term in nature, bear interest at current market rates or are subject to frequent repricing.

There were no transfers between Levels 1 and 2 during the year ended December 31, 2011.

The values assigned to investments classified in Level 2 and any unrealized gains or losses reported thereon are based on available information and do not necessarily represent amounts that might be realized if a ready market existed and such difference could be material. Furthermore, the ultimate realization of such amounts depends on future events and circumstances and, therefore, valuation estimates may differ from the value realized upon disposition of individual positions.

3. FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Furniture and equipment are stated at cost and are being depreciated on the straight-line method over the estimated useful lives of the assets; five and three years, respectively. Leasehold improvements are amortized on a straight-line basis over the useful life of the improvement or the term of lease, whichever is shorter.

At December 31, 2011, furniture, equipment and leasehold improvements consist of:

Furniture and fixtures	$ 321,060
Computers and equipment	1,231,160
Leasehold improvements	691,587
	2,243,807
Less: Accumulated depreciation and amortization	(988,749)
	$ 1,255,058

4. CONCENTRATION OF CREDIT RISK

The Company maintains cash deposits in bank accounts at one financial institution and certificates of deposit which, at times, may exceed federally insured limits. The Company also maintains cash and securities at two custodian broker accounts (Note 6). In the event of a financial institution's insolvency, recovery of cash and securities may be limited.

5. UNDERWRITING AND ADVISORY FEES RECEIVABLE

Underwriting and advisory fees receivable consist primarily of $1,051,418 of fees and reimbursements from seven transactions that occurred primarily in the fourth quarter of 2011.

6. DUE FROM CLEARING BROKERS

The clearing and depository operations for the Company's and its customers' securities transactions are provided by the clearing brokers, Pershing LLC and Goldman Sachs Execution & Clearing, L.P. ("GSEC"), pursuant to fully disclosed clearance agreements.

At December 31, 2011, the due from clearing brokers reflected on the statement of financial condition is cash held by the clearing brokers and unsettled trades. At December 31, 2011, securities owned at fair value, which consisted of common stock and warrants, are held by the clearing brokers.

The Company does not carry accounts for customers or perform custodial functions related to customers' securities. The Company introduces, on a fully disclosed basis, all of its customer transactions, which are not reflected in this financial statement, to its clearing brokers, which maintain the customer accounts and clear such transactions.

For transactions in which the Company, through its clearing brokers, may extend credit to customers, the Company seeks to control the risks associated with these activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company and the clearing brokers monitor required margin levels daily, and, pursuant to such guidelines, request customers to deposit additional collateral or reduce securities positions when necessary.

The Company has agreed to indemnify the clearing brokers for losses that it may sustain from customer accounts introduced by the Company. The Company is required to maintain security deposits of $250,000 at Pershing LLC, or such other amounts that the clearing brokers may require at a future date. At December 31, 2011, there were no amounts to be indemnified to the clearing brokers for these transactions.

7. INCOME TAXES

The Company, as a limited liability company, has elected to be taxed as a partnership and, therefore, is not subject to federal and state income taxes. The members of the Company report their share of the Company's taxable income or loss on the members' income tax returns. The Company is required to pay New York City Unincorporated Business Tax and Texas Franchise Tax.

The Company has not recognized, in the statement of financial condition, any interest or penalties related to income taxes, and has no material unrecognized tax benefits. The Company is no longer subject to U.S. federal, state or local income tax examinations by tax authorities for years ending prior to December 31, 2008.

8. PROFIT-SHARING PLAN

The Company has a defined contribution profit-sharing plan that is available to all employees.

9. COMMITMENTS

Leases

The Company leases office space under operating leases for varying periods through May 2016. The leases contain provisions for minimum rent plus escalation expenses. Certain leases have provisions for escalation based on specified increases in costs incurred by the landlord.

At December 31, 2011, future minimum lease payments for all noncancellable leases net of sublease rental income with initial terms of one year or more are as follows:

Year ending December 31,	Lease Obligations	Sublease Rental Income	Net
2012	$ 4,477,533	$ 360,735	$ 4,116,798
2013	3,815,102		3,815,102
2014	3,934,306		3,934,306
2015	4,144,542		4,144,542
2016	1,726,893		1,726,893
	$ 18,098,376	$ 360,735	$ 17,737,641

The Company has been given $1,647,200 of incentives by the landlord to purchase new fixed assets and tenant improvements at the new premises of which $274,436 of such amount is receivable at December 31, 2011, and is included in other assets. The Company has recorded $1,647,200 as a liability that is being amortized over the term of the lease.

10. FINANCIAL INSTRUMENTS AND RISK

In the normal course of its business, the Company trades various financial instruments and enters into various financial transactions where the risk of potential loss due to market risk, currency risk, credit risk and other risks can equal or exceed the related amounts recorded. The success of any investment activity is influenced by general economic conditions that may affect the level and volatility of equity prices, credit spreads, interest rates and the extent and timing of investor participation in the markets for both equity and interest rate sensitive investments.

Market risk represents the potential loss that can be caused by increases or decreases in the fair value of investments resulting from market fluctuations.

Currency risk is the risk that the fair value of an investment will fluctuate because of changes in foreign exchange rates. Investments that are denominated in a non-U.S. currency are subject to the risk that the value of a particular currency will change in relation to one or more other currencies. Among the factors that may affect currency values are trade balances, the level of short-term interest rates, differences in relative values of similar assets in different currencies, long-term opportunities for investment and capital appreciation and political developments.

Credit risk represents the potential loss that would occur if counterparties fail to perform pursuant to the terms of their obligations. In addition to its investments, the Company is subject to credit risk to the extent a custodian or broker with whom it conducts business is unable to fulfill contractual obligations.

The Company enters into various transactions involving derivative financial instruments. These financial instruments include equity warrants contracts. These derivative financial instruments are used to conduct trading activities and manage market risks and are, therefore, subject to varying degrees of market and credit risk. Derivative transactions are entered into for trading purposes or to economically hedge other positions or transactions.

At December 31, 2011, the Company had seven equity warrants with a value of $703,978.

11. MEMBERS' CAPITAL

The Company is authorized to issue 100 capital units of which 99 are designated as Class A capital units and 1 is designated as a Class B capital unit. Class A capital units are voting, whereas the Class B capital unit is non-voting. Profit and losses and distributions are allocated to members based on members' interests. Units held by the Minority Member are redeemable at the option of the Managing Member in cash or Class B capital units of REDS at its then fair value.

12. REDS PROFIT UNITS

The employees of the Company are granted, from time to time, profit units of REDS. The Board of REDS may grant up to 2,419,800 profit units to employees of the Company and REDS. REDS can issue up to 300,000 profit units in any fiscal year and no more than 100,000 profit units to any new employee. Such profit units have the right to share in future profits of REDS. The profit units granted to employees normally vest over a three-year period.

At December 31, 2011, the schedule of profit units granted is as follows:

Profit Units granted at beginning of year	1,259,800
Profit Units granted	0
Profit Units granted at end of year	1,259,800
Profit Units vested at year-end	880,470

At December 31, 2011, 1,160,000 profit units were available for grant.

13. NET CAPITAL REQUIREMENT

As a broker-dealer registered with the SEC and a member of FINRA, the Company is subject to the SEC Uniform Net Capital Rule 15c3-1 (the "Rule") and computes its net capital based on the aggregate indebtedness method. As a broker-dealer engaged in market-making activities, the Rule requires the Company to maintain minimum net capital equal to the greater of $273,000 or 6 2/3% of aggregate indebtedness, both as defined by the Rule. At December 31, 2011, the Company had net capital of $15,957,917 which was $15,179,851 in excess of its required net capital of $778,066. The Company's ratio of aggregate indebtedness to net capital was 73.1%.

Advances, dividend payments, and other equity withdrawals by the Company are subject to certain notification and other provisions of the Rule of the SEC and other regulatory bodies.

The Company claims exemption from Rule 15c3-3 of the SEC under subparagraph k(2)(ii) because it does not carry securities accounts for customers or perform custodial functions relating to customer securities, and introduces all customers to its clearing brokers on a fully disclosed basis.